
Mail Stop 3561

August 23, 2007

Mr. Stanley Laybourne
Chief Financial Officer
Insight Enterprises, Inc.
1305 West Auto Drive
Tempe, Arizona 85284

      **RE:**     **Insight Enterprises, Inc.**
                    **Form 10-K for Fiscal Year Ended December 31, 2006**
                    **Filed July 26, 2007**
                    **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
                    **Filed August 9, 2007**
                    **File No. 0-25092**

Dear Mr. Laybourne:

      We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Estimates, page 45

1.     As you disclose that you use third-party valuations in determining the fair value of reporting units as well as identifiable assets and liabilities, please name and file

the written consent of the third-party to whom you refer.  Alternatively, please remove the reference to the third party valuations.  Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Results of Operations, page 48

2.      When you describe two or more reasons that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each individual reason on the overall change.  For example, in your discussions of operating results for the periods presented please quantify the impact of price reductions and volume on net sales and the impact of (i) increases in sales from agency fees, (ii) reductions in the reserve for vendor receivables, (iii) increases in revenues from services, (iv) increases or decreases in product and freight margins, (v) changes in supplier reimbursements and (vi) write-downs of inventories on gross profit.  Please also provide an analysis of the underlying reasons for each significant change you identify.  See Item 303(A) of Regulation S-K and Financial Reporting Codification Section 501.04.

3.      Salaries and wages, employee-related expenses and contract labor expenses excluding stock-based compensation as a percentage of net sales disclosed on pages 50 and 51 represent non-GAAP financial measures.  Also, days sales outstanding in ending accounts receivable, inventory turns and days purchases outstanding in ending accounts payable calculated assuming gross revenue recognition for software maintenance contracts disclosed on page 56 represent non-GAAP financial measures.  As such, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.  In addition, with respect to the non-GAAP financial measures excluding stock-based compensation, please disclose:

o   The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

o   The economic substance behind management's decision to use such a measure;

o   The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

o   The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

o   The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov and SAB Topic 14:G.

Liquidity and Capital Resources, page 55

Cash and Cash Flows, page 55

4.      Reference is made to your discussion of consolidated cash flow operating metrics on page 56.  It appears that the acquisition of Software Spectrum had an impact on the interrelationship between accounts receivable and net sales, inventories and cost of sales and accounts payable and purchases.  Please also describe the impact of the acquisition on these interrelationships or advise as appropriate.  Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 59

Consolidated Statements of Cash Flows, page 66

5.      Reference is made to your separate display of cash flows from discontinued operations.  It appears that certain cash flows from operating activities of discontinued operations are excluded as net earnings include discontinued operations.  If so, explain to us your basis in GAAP for excluding the referenced cash flows from the separate presentation.  If not, please advise in detail.  Please also tell us the cash flows included in each line item of the separate presentation and why the presentation complies with the disclosure requirements of SFAS 95.  In addition, please discuss your presentation in subsequently filed quarterly reports on Form 10-Q.  In that regard, we note that you reported earnings but no cash flows from discontinued operations in fiscal 2007.

Notes to Consolidated Financial Statements, page 68

Note (1) Operations and Summary of Significant Accounting Policies, page 68

Sales Recognition, page 70

6.      Please tell us if you provide postcontract customer support or specified or unspecified upgrades/enhancements and whether sales arrangements to deliver software require significant production, modification or customization.  If so, please tell us and disclose your accounting policies for the arrangements.  In addition, please tell us and disclose how you account for revenue from multiple element arrangements when vendor-specific objective evidence does not exist for the allocation of revenues to the various elements of the arrangements.

Note (9) Restructuring and Acquisition Integration Activities, page 94

7.  Please disclose the amount of employee termination benefits and facility based costs included in the liability recognized in connection with the acquisition of Software Spectrum.  Please also tell us why the recorded liability differs from the amount of acquisition related costs in the table detailing changes in the liabilities during the year.

8.  Regarding the Insight UK restructuring reserve, please tell us your consideration of estimated sublease rentals.  In addition, please tell us the nature of the duplicate rent expense and why it is appropriately included in the reserve.  Refer to paragraphs 14-17 of SFAS 146.

Note (11) Income Taxes, page 95

9.  Please reconcile the tax benefits related to the exercise of employee stock options and other employee stock programs applied to stockholders' equity disclosed on page 98 to the amounts disclosed in your consolidated statements of stockholders' equity.

Note (16) Segment and Geographic Information, page 101

10. Please disclose revenues from external customers for each product and service or each group of similar products and services, including computer products, software products, services and agency fees.  Refer to paragraph 37 of SFAS 131.

Note (18) Acquisition, page 104

11. Please provide to us a summary of the historical carrying amounts and estimated value assigned to current assets acquired and liabilities assumed in the acquisition. If current assets include inventories, tell us why historical cost represents fair value determined in accordance with paragraph 37.c. of SFAS 141.  Please also explain to us in detail how you applied the guidance in EITF 01-3.  In doing so, describe how you determined the fair value of your performance obligation and why your accounting treatment complies with EITF 01-3.

12. Please disclose the primary reasons for the acquisition including the factors that contributed to the recognition of goodwill as required by paragraph 51.b. of SFAS 141.  Please also disclose the amount assigned to each major intangible asset class as required by paragraph 52.a.(1) of SFAS 141.  In addition, disclose the gross carrying amount and accumulated amortization, in total by major intangible asset class for each period presented as required by paragraph 45.a.(1) of SFAS 142.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

13. Please address the comments above as applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Branch Chief